UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 Form 10-SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               CONCEPT CAPITAL CORP.
               (Name of small business issuer in its charter)


              Utah                                     87-0422564
(State or other jurisdiction                (IRS Employer Identification No.)
of incorporation or organization)

175 South Main Street, Suite 1210, Salt Lake City, Utah             84111
(Address of principal executive offices)                         (Zip Code)


Issuer's telephone number (801)-364-2538


Securities to be registered under Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered           each class is to be registered

                 None                                     None


Securities to be registered under Section 12(g) of the Act:

                       Common Stock, Par Value $0.001






                          FORWARD LOOKING STATEMENTS

     This registration statement contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements reflect the Company's views with respect to future events based upon information available to it at this time. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to: the ability of the Company to locate a business opportunity for acquisition or participa tion by the Company; the terms of the Company's acquisition of or participa tion in a business opportunity; and the operating and financial performance of any business opportunity following its acquisition or participation by the Company. The words "anticipates," "believes," "estimates," "expects," "plans," "projects," "targets" and similar expressions identify forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, changes in assumptions, future events or otherwise.

Item 1.  Description of Business

HISTORY

     Concept Capital Corporation (the "Company") was organized under the laws of the State of Utah on May 21, 1985 for the purpose of seeking business opportunities for acquisition or participation by the Company. In connection with its organization, the Company sold 300,000 shares of its restricted common stock to its original officers and directors and their associates for $0.04 per share, or an aggregate of $12,000. During 1985, the Company completed a public offering of 1,450,000 shares of common stock at an offering price of $0.10 per share, from which the Company realized net proceeds of approximately $131,755 after deducting the costs of the offering. The offering was conducted pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Regulation A promulgated thereunder and was registered by qualification in the State of Utah.

     On February 10, 1999, the Company entered into a Stock Purchase Agreement with T. Kent Rainey, the current president of the Company, pursuant to which the Company agreed to sell Mr. Rainey and other investors 2,625,000 unregistered shares of the Company's common stock for $105,000, subject to approval by the Company's shareholders. The transaction was approved by the Company's shareholders on February 23, 1999 and the shares were issued on March 2, 1999.

BUSINESS PLAN

     The Company intends to continue to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Management has not estab lished any firm criteria with respect to the type of business with which the Company desires to become involved and will consider participating in a business enterprise in a variety of different industries or areas with no limitation as to the geographical location of such enterprise. The Company's management will have unrestricted discretion in reviewing, analyzing, and ultimately selecting a business enterprise for acquisition or participation by the Company. It is anticipated that any enterprise ultimately selected will be selected by management based on its analysis and evaluation of the business and financial condition of such enterprise, as well as its business plan, potential for growth, and other factors, none of which can be anticipated to be controlling. If the Company is able to locate a suitable business enterprise, the decision to acquire or participate in the enterprise may be made by the Company's board of directors without shareholder approval. Approval may also be obtained pursuant to a consent of majority shareholders and since members of management and the principal shareholders of the Company own over 50% of the Company's outstanding shares, they would be able to approve any transaction without the affirmative votes of any other sharehold ers. Further, it is anticipated that the acquisition of or participation in an enterprise may involve the issuance by the Company of a controlling interest in the Company which would dilute the respective equity interests of the Company's shareholders and may also result in a reduction of the Company's net tangible asset value per share. In connection with an acquisition, members of management may also be able to negotiate the sale of their shares in the Company at a premium.

     The activities of the Company will continue to be subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probabil ity, act without the consent, vote, or approval of the Company's sharehold ers. The risks faced by the Company are further increased as a result of its limited resources and its inability to provide a prospective business opportunity with a significant amount of capital. (See "RISK FACTORS.")

     Although management believes that it is in the best interest of the Company to acquire or participate in a business enterprise, there is no assurance that the Company will be able to locate a business enterprise which management believes is suitable for acquisition or participation by the Company or that if such an enterprise is located, it can be acquired on terms acceptable to the Company. Similarly, there can be no assurance that if any business opportunity is acquired, it will perform in accordance with management's expectations or result in any profit to the Company or appreciation in the price for the Company's shares.

     If business opportunities become available, the selection of an opportunity in which to participate will be complex and extremely risky and may be made on management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and numerous other factors which are difficult, if not impossible to analyze through the application of any objective criteria. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     It is anticipated that business opportunities may be introduced to the Company from a variety of sources, including its officers and directors, and their business and social contacts, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the franchise community, and others who may present unsolicited proposals.

     The Company will not restrict its search to any particular business, industry, or geographical location. The Company may enter into a business or opportunity involving a "start-up" or new company, an established business which needs additional funding, or a firm which is in need of additional capital to overcome financial problems or difficulties. It is impossible to predict the status of any business in which the Company may become engaged.

     The period within which the Company may participate in a business opportunity cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of business opportunities, the time required for the Company to complete its investigation and analysis of prospective business opportunities, the time required to prepare the appropriate documents and agreements providing for the Company's participa tion, and other circumstances.

     In certain circumstances, the Company may agree to pay a finder's fee or to otherwise pay for investment banking or other services provided by persons who are unaffiliated with the Company but who submit business opportunities in which the Company participates. No such finder's fees or other compensa tion will be paid to any person who is an officer, director, or current owner 10% or more of the Company's issued and outstanding Common Stock.

     It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, mergers, reorganizations, leases, purchase and sale agreements, licenses, joint ventures, and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization. Implementing such structure may require the merger, consolidation, or reorganization of the Company with other corporations or forms of business organization, and there is no assurance that the Company would be the surviving entity. In addition, the current shareholders of the Company may not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, all or a majority of the Company's directors may resign and new directors may be appointed without any vote by shareholders.

     The Company will most likely acquire a business opportunity by issuing shares of the Company's common stock to the owners of the business opportu nity. Although the terms of such transaction cannot be predicted, in many instances the business opportunity entity will require that the transaction by which the Company acquires its participation be "tax-free" under Sections 351 or 368 of the Internal Revenue Code of 1986 (the "Code"). In an exchange of property for Common Stock under Section 351 of the Code, the tax free status of the transaction depends on the issuance of shares of the Company's Common Stock to transferors of the business opportunity in an amount equal to at least 80% of the Common Stock of the Company outstanding immediately following the transaction. In such a transaction, the current shareholders would retain 20% or less of the total issued and outstanding shares of the Company. Section 368 of the Code provides for tax free treatment of certain business reorganizations between corporate entities where one corporation is merged with, or acquires the securities or assets of, another corporation. Generally, the Company will be the acquiring corporation in a Section 368 business reorganization, and the tax free status of the transaction will not depend on the issuance of any specific amount of the Company's Common Stock. It is not uncommon however, that as a negotiated element of a Section 368 transaction, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the acquiring corporation's securities immediately after the transaction. Therefore, there is a substantial possibility that in a Section 368 transaction involving the Company, current shareholders may retain 50% or less of the total issued and outstanding shares of the Company. A business opportunity acquisition structured as a tax free reorganization under Sections 351 or 368 of the Code may result in substantial additional dilution to the equity of those who were shareholders of the Company prior to such acquisition.

     Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business venture or opportunity and, therefore, will not permit a write up in the carrying value of the assets of the other company.

     It is anticipated that securities issued in any such transaction would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated or under certain conditions or at specified times thereafter. The issuance of a substantial number of additional securities and their potential sale into any trading market which may develop in the Company's Common Stock.

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies on default, and include miscellaneous other terms.

     It is emphasized that management of the Company has broad discretion in determining the manner by which the Company will participate in a prospective business opportunity and may effect transactions having a potentially adverse impact on the current shareholders in that their percentage ownership in the Company may be reduced without any increase in the value of their investment or that the business opportunity in which the Company acquires an interest may ultimately prove to be unprofitable. Such transactions may be consum mated without being submitted to the shareholders of the Company for their consideration. In some instances, however, the proposed participation in a business opportunity may be submitted to the shareholders for their consideration, either voluntarily by the board of directors to seek the shareholders' advice or consent or because of a requirement to do so by state law.

     The investigation of specific business opportunities and the negotia tion, drafting, and execution of relevant agreements, disclosure documents, and other instruments may require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs previously incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

     The Company's operations following its acquisition of an interest in a business opportunity will be dependent on the nature of the opportunity and interest acquired. The specific risks of a given business opportunity cannot be predicted at the present time.

     The Company is not registered and does not propose to register as an "investment company" under the Investment Company Act of 1940 (the "Invest ment Act"). The Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Act and, therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act and the regulations promul gated thereunder.


REGULATION

     It is impossible to predict what government regulation, if any, the Company may be subject to until it has acquired an interest in a business opportunity. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business opportunity to acquire, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect on a prospective business activity of government regulation will make the acquisition of an interest in such business more risky.

COMPETITION

     The Company encounters substantial competition in its efforts to locate a business opportunity. The primary competition for desirable investments comes from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small business investment companies, and wealthy individuals.
Many of these entities will have significantly greater experience, resources, and managerial capabilities than the Company, and will, therefore, be in a better position than the Company to obtain access to attractive business opportunities.

FACILITIES

     The Company's offices are located at the office of its president at 175 South Main Street, Suite 1210, Salt Lake City, Utah 84111. The Company sublets such space on a month-to-month basis for a monthly rental of $180, plus reimbursement for its portion of office costs such as telephone, fax, copies, postage etc. estimated at an additional $50 to $70 per month.

EMPLOYEES

     The Company has no employees and its business and affairs are handled by its officers and directors who provide services to the Company on an as needed basis. Management of the Company may engage consultants, attorneys, and accountants on a limited basis, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a business opportunity.

YEAR 2000

     Since the Company conducts no active business operations and owns no properties or equipment, it does not anticipate that so-called "Year 2000" problems will have any material adverse impact on the Company. The Company's bank has advised the Company that it is taking steps to become Year 2000 compliant and the Company does not conduct material business transactions or rely to any material extent on any other third parties. In determining whether to acquire any particular business opportunity, the Company will consider the potential adverse impact that the failure to become Year 2000 compliant could have on any such business.

RISK FACTORS

"Blank Check" Company

     The business plan of the Company is to use its limited capital to search for, investigate, and acquire or participate in a business opportunity which has not yet been selected. A business opportunity will be selected by management, and management may select an opportunity without approval of the Company's shareholders. Accordingly, shareholders are unable to determine the future activities of the Company and may have no opportunity to analyze the merits of any opportunity to be acquired by the Company. In addition, the Company has no employment contracts with members of management, no assurance can be given that the Company will continue to be managed by such persons in the future, and it is likely that such persons will resign at such time as a business opportunity is acquired.

Limited Capital

     As of March 31, 1999, the Company had assets in the form of cash and cash equivalents in the amount of approximately $250,000 which is not adequate to permit the Company to undertake an elaborate or extensive search for business opportunities. This limited capital will prevent the Company from participating in any business opportunity which requires immediate substantial additional capital and may make it difficult or impossible for the Company to locate a business opportunity.

Future Issuance of Substantial Additional Shares

     It is likely that the Company would acquire an interest in a business opportunity through a reverse merger or other business reorganization involving the issuance by the Company of additional shares of the Company's Common Stock. It is also likely that the Company would issue a controlling interest to the shareholders of the acquired company in which event the ownership interest of current shareholders would be substantially diluted. The board of directors, acting without shareholder approval, has authority to issue all or any part of the authorized but unissued stock of the Company. Thus, the board of directors could issue up to 45,625,000 additional shares of Common Stock without shareholder approval. (See "BUSINESS PLAN" and "DESCRIPTION OF SECURITIES.")

No Operating History

     The Company was incorporated under the laws of the state of Utah in 1985, and has had no operations or significant revenues from operations. The Company faces all of the risks inherent in any new business, together with those risks specifically inherent in the search for and acquisition of business opportunities.

No Assurance of Profitability

     There can be no assurance that the Company will be able to acquire or enter into a business opportunity or, if the Company does acquire or enter into a business opportunity, that the business opportunity will develop into a successful or profitable business. (See "BUSINESS PLAN.")

Limited Market for Common Stock

     The market for the Company's common stock must be characterized as a limited market due to the absence of any significant trading volume and the small number of brokerage firms acting as market makers. The market for low priced securities not traded on a national exchange or included in the NASDAQ system is generally less liquid and more volatile than such national exchange and NASDAQ markets and rapid and extreme fluctuations in market prices are not uncommon. No assurance can be given that the current over-the-counter market for the Company's common stock will continue or that the prices in such market will be maintained at their present levels. (See "DESCRIPTION OF
SECURITIES: Market Price for Common Stock.")

Control by Principal Shareholders

     The officers, directors and principal shareholders of the Company own approximately 57.5% of the Company's outstanding shares of common stock. As a result, these shareholders will be able to control the management and policies of the Company through their ability to determine the outcome of elections for the Company's board of directors and other matters requiring the vote or consent of shareholders.

Lack of Revenues and Dividends

     The Company has had no revenues from principal operations, and it cannot predict when, if ever, it will realize any material revenue or realize a profit from any operations it may subsequently undertake. The Company has paid no dividends and does not propose to pay them in the foreseeable future.

Possible Sale of Common Stock Pursuant to Rule 144

     As of March 31, 1999, there were 4,375,000 shares of the Company's common stock issued and outstanding of which approximately 1,750,000 shares are "free trading" or are eligible for sale under Rule 144. The remaining 2,625,000 shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"), which were issued on March 2, 1999. Rule 144 provides, in essence, that so long as there is available current public information about the Company, a person holding restricted securities for a period of at least one year may sell in each 90 day period (provided he is not part of a control group acting in concert), an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the Company's outstanding shares of Common Stock. In addition, a person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has owned his or her restricted shares for at least two years within the meaning of Rule 144, would be entitled to sell such shares under Rule 144 without restriction. The possibility of sales under rule 144 may, in the future, have a depressive affect on the price of the Company's securities in any market which may develop.

Item 2.  Plan of Operation

     As of March 31, 1999, the Company had net assets in the form of cash and cash equivalents in the approximate amount of $250,000. The Company anticipates that the interest income it earns on such amount will be sufficient to pay the majority of the Company's limited operating expenses including rent, filing fees, and legal and accounting fees for the next twelve months. At such time or times as the Company locates a potential acquisition candidate, it will be required to incur additional expenses in connection with its due diligence investigation and travel. At such time as the Company determines to proceed to acquire any business opportunity it will incur further expenses in order to document and complete the acquisition and the funds remaining after payment of such expenses will be available for use by the acquired business opportunity.

     The Company cannot presently foresee the cash requirements of any business opportunity which may ultimately be acquired by the Company. However, since it is likely that any such business will be involved in active business operations, the Company anticipates that any such acquisition will result in increased cash requirements as well as increases in the number of employees.

Item 3.  Description of Property.

     The Company does not own any property and conducts its limited operations from the office of its president. (See "Item 1. Description of
Business: Facilities.")

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of April 26, 1999, the number of shares of the Company's common stock, par value $0.001, owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company's common stock, and by each of the Company's officers and directors, and by all officers and directors as a group. As of such date, the Company had a total of 4,375,000 shares of common stock issued and outstanding.

                                   Number of
   Name                            Shares Owned(1)    Percent of Class

Principal Shareholders
Byron B. Barkley(2)                375,000                   8.6%
Tyler K. Rainey(3)                 390,000                   8.9%
Officers and Directors(4)
T. Kent Rainey (5)                 900,000                  20.6%
William P. Archer                  750,000                  17.1%
Vicki L. Rainey (5)                200,000                   4.6%

All Officers and Directors       1,850,000                  42.3%
as a Group (3 persons)(5)
_________________________________

    (1) Unless otherwise indicated, all shares are or will be held beneficially and of record by the person indicated.
    (2) Mr. Barkley's address is 39 West Market Street, Salt Lake City, Utah 84101.
    (3) Mr. Tyler Rainey's address is 744 E. Rosemore Court, Murray, Utah 84107. Mr. Tyler Rainey is the adult son of T. Kent and Vicki Rainey.
    (4) The address for each of the Company's officers and directors is 175 South Main Street, Suite 1210, Salt Lake City, Utah 84111.
    (5) T. Kent Rainey and Vicki L. Rainey are husband and wife and each disclaims beneficial ownership of the shares held by the other. The share amounts include 100,000 shares held of record by their daughter.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following table sets forth the names, ages, and titles of each of the executive officers and directors of the Company.

     Name                     Age                     Title

T. Kent Rainey                50        President and Director

William P. Archer             49        Vice President and Director

Vicki L. Rainey               50        Secretary, Treasurer and Director


          *The term of office of each director is one year and until his or her successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors. Each of the Company's officers and directors has served in the capacities indicated above since March 2, 1999.

     Certain biographical information with respect to each of such persons is set forth below.

     T. Kent Rainey, age 50, is a co-owner and operator of Rainey Financial Group, an investment and loan factoring company. In addition, Mr. Rainey has been actively involved in managing his own investments during the past 25 years. He graduated from Utah State University in 1970 with a degree in accounting. Mr. Rainey is the husband of Vicki L. Rainey.

     William P. Archer, age 49, is and has since 1994 been Vice President of Archer Supply, Inc., a private company holding and managing investments, primarily in real estate. From 1968 to 1994, he was an owner and operator of Auto Parts Unlimited, an automotive warehouse and 9 retail stores, where he held the title of Vice President and Sales Manager. From 1989 to 1991, he was a member of the National Advisory Board of TRW, Inc.

     Vicki L. Rainey, age 50, is a co-owner and operator of Rainey Financial Group,an investment and loan factoring company and manages her own investments. Ms. Rainey graduated cum laude from the University of Utah in 1989 with a B.A. degree in History. Ms. Rainey is the wife of T. Kent Rainey.

Item 6.  Executive Compensation

     The Company's officers do not receive any compensation from the Company for serving in such capacities. The Company has not paid any compensation to any officer during the past three years.

     The Company has no retirement, pension, profit sharing, or insurance or medical reimbursement plans covering its officers or directors, and is not contemplating implementing any such plans at this time.

     No advances have been made or contemplated by the Company to any of its officers or directors.

Item 7.  Certain Relationships and Related Transactions

     On March 2, 1999, the Company sold an aggregate of 2,625,000 shares of its restricted common stock to seven investors, including the Company's current officers and directors, for $105,000 pursuant to the terms of a Stock Purchase Agreement between the Company and T. Kent Rainey dated as of February 10, 1999. The terms of the transaction were negotiated at arm's length by Mr. Rainey and the former members of management of the Company and the transaction was approved by the Company's shareholders on February 23, 1999. Of the 2,625,000 shares sold, the Company's officers and directors acquired the following numbers of shares: T. Kent Rainey, 800,000; William P. Archer, 750,000; and Vicki L. Rainey, 100,000.

     The Company utilizes office space at the office of T. Kent Rainey, its president. Such space is subleased to the Company on a month-to-month basis for a monthly rental of $180 plus its portion of office expenses estimated at an additional $50 to $70 per month.

Item 8.  Legal Proceedings

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.

Item 9.  Market for Common Equity and Related Stockholder Matters

     The Company's common stock has been eligible for trading on the OTC Bulletin Board under the symbol "CTCY" since approximately September, 1998. There was no trading market for the Company's common stock prior to that date. The following table sets forth the high and low bid quotations for the Company's common stock on the OTC Bulletin Board for each of the last three calendar quarters.

                          High Bid     Low Bid
     1998
     Third Quarter        $0.03125    $0.03125
     Fourth Quarter       $0.03125    $0.03125

     1999
     First Quarter        $0.125      $0.03125

The foregoing quotations represent inter-dealer prices without retail mark-up, mark-down, or commission, and may not represent actual transactions. Despite the publication of quotations, there is currently no active trading market for the Company's stock, and there can be no assurance that an active or liquid trading market for the Company's stock will develop in the future.


     No dividends have been paid on the Company's securities, and the Company does not anticipate paying dividends in the foreseeable future.

     At April 26, 1999, there were approximately 87 holders of record of the Company's common stock, including broker-dealers and clearing firms holding shares on behalf of their clients, as reported by the Company's transfer agent.

Transfer Agent

     Atlas Stock Transfer Company, 5899 South State Street, Salt Lake City, Utah 84107, Telephone (801) 266-7151, serves as transfer agent and registrar for the Company's common stock.

Item 10.  Recent Sales of Unregistered Securities

     On March 1, 1999, the Company sold an aggregate of 2,625,000 shares of its restricted common stock to seven investors for $105,000 pursuant to the terms of a Stock Purchase Agreement between the Company and T. Kent Rainey dated as of February 10, 1999. The terms of the transaction were negotiated at arm's length by Mr. Rainey and the former members of management of the Company and the transaction was approved by the Company's shareholders on February 23, 1999. Of the 2,625,000 shares sold, the Company's officers and directors acquired the following numbers of shares: T. Kent Rainey, 800,000; William P. Archer, 750,000; and Vicki L. Rainey, 100,000. Mark N. Schneider, legal counsel to the Company, acquired 125,000 shares. The shares were sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from such registration requirements provided by Section 4(2) of the Securities Act.

Item 11.  Description of Securities

     The Company's articles of incorporation authorize 50,000,000 shares of Common Stock, $0.001, par value per share. The shares of Common Stock have no pre-emptive or other subscription rights, have no conversion rights, and are not subject to redemption. The holders of shares of Common Stock are entitled to one vote for each share held. The Common Stock has noncumulative voting rights. The holders of Common Stock are entitled to dividends when, as, and if, declared by the board of directors from funds legally available therefor. The Company has not paid a dividend since its incorporation and it is not anticipated that funds will be available for the payment of dividends in the foreseeable future.

Item 12.  Indemnification of Directors and Officers

     The Articles of Incorporation and Bylaws of the Company provide for the indemnification of directors and officers of the Company and others. The following discussion is qualified by reference to the Articles of Incorpora-tion and Bylaws of the Company which are included as exhibits to this registration statement.

     Article VII of the Company's Articles of Incorporation provides as follows:

          The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers or who at the request of the Board of Directors of the Corporation may serve or at any timehave served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers of the Corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of a stockholder, or otherwise.

     Section 8 of the Company's bylaws provides in relevant part as follows:

          Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     In addition, the personal liability of the Company's directors to the Company is limited by Article XIV of the Articles of Incorporation, as amended, which provides as follows:

          A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for any action taken or failure to take any action, as a director, except (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) the intentional infliction of harm on the Corporation or the shareholders, (iii) for liability arising from any action under section 16-10a-842 of the Utah Revised Business Corporation Act as it may from time to time be amended or any successor provision thereto, or
     (iv) an intentional violation of criminal law.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company pursuant to the foregoing provisions or otherwise, the Company is aware that in the opinion of the Securities and Exchange Commission, such indemnifica tion is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13.  Financial Statements

     See Item 15 for a description of the financial statements being filed with this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

Item 15.  Financial Statements and Exhibits

(a) Financial Statements. The following financial statements are being filed with this Registration Statement and are located immediately following the signature page.

     (i)  Unaudited Financial Statements at March 31, 1999
            Accountants Disclaimer of Opinion
            Unaudited Balance Sheet, March 31, 1999
            Unaudited Statements of Operations for the three months ended
             March 31, 1999, and from inception on May 21, 1985 through March 31, 1999
            Unaudited Statements of Comprehensive Income for the three months ended March 31, 1999, and from inception on May 21, 1985 through March 31, 1999
            Unaudited Statements of Stockholders' Equity from inception on
             May 21, 1985 through March 31, 1999
            Unaudited Statements of Cash Flows for the three months ended
             March 31, 1999, and from inception on May 21, 1985 through March 31, 1999
            Notes to Unaudited Financial Statements


     (ii) Audited Financial Statements at December 31, 1998 and 1997
            Report of Independent Certified Accountants
            Balance Sheets, December 31, 1998 and 1997
            Statements of Earnings for the years ended December 31, 1998 and
             1997, and cumulative from inception
            Statement of Stockholders' Equity, cumulative from inception Statements of Cash Flows for the years ended December 31, 1998 and 1997,and cumulative from inception
            Notes to Financial Statements

(b) Exhibits. The following exhibits are included with this Registration Statement.

Exhibit        SEC
No.            Reference No.  Title of Document               Location

 3.1              3           Articles of Incorporation       This Filing
                              and amendments thereto

 3.2              3           Bylaws                          This Filing

 27              27           Financial Data Schedule         This Filing

Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CONCEPT CAPITAL CORPORATION
                                          (Registrant)


Date:  April 27, 1999               By /s/ T. Kent Rainey
                                    T. Kent Rainey, President

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                        UNAUDITED FINANCIAL STATEMENTS

                                MARCH 31, 1999


























                        PRITCHETT, SILER & HARDY, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS

                         CONCEPT  CAPITAL CORPORATION
                         [A Development Stage Company]




                                   CONTENTS

                                                          PAGE

        -  Accountant's Disclaimer of Opinion                1


        -  Unaudited Balance Sheet, March 31, 1999           2


        -  Unaudited Statements of Operations,
             for the three months ended March 31,
             1999, and from inception on May 21, 1985
             through March 31, 1999                          3

        -  Unaudited Statements of Comprehensive Income,
            Income, for the three months ended March 31,
             1999, and from inception on May 21, 1985
             through March 31, 1999                          4

        -  Unaudited Statement of Stockholders' Equity,
            from inception on May 21, 1985 through
            March 31, 1999                              5 - 7


        -  Unaudited Statements of Cash Flows
             for the three months ended March 31, 1999,
             and from inception on May 21, 1985 through
             March 31, 1999                                  8


        -  Notes to Unaudited Financial Statements      9 - 11

                      ACCOUNTANT'S DISCLAIMER OF OPINION



Board of Directors
CONCEPT CAPITAL CORPORATION
Salt Lake City, Utah


The accompanying balance sheet of Concept Capital Corporation as of March 31, 1999 and the related statements of operations, statements of comprehensive income, stockholders' equity and cash flows for the three months ended March 31, 1999 and from inception on May 21,1985 through March 31, 1999 were not audited by us and, accordingly, we do not express an opinion on them.


/s/ PRITCHETT, SILER & HARDY, P.C.

PRITCHETT, SILER & HARDY, P.C.

April 13, 1999
Salt Lake City, Utah

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                            UNAUDITED BALANCE SHEET
             [Unaudited - See Accountant's Disclaimer of Opinion]


                                    ASSETS


                                                  March 31,
                                                     1999
                                                 ___________
CURRENT ASSETS:
  Cash in bank                                      $254,490

                                                 ___________

        Total Current Assets                        $254,490
                                                 ___________

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                       431

                                                 ___________
        Total Current Liabilities                        431
                                                 ___________
STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   4,375,000 shares issued and
   outstanding                                         4,375
  Capital in excess of par value                     244,380
  Earning (Deficit) accumulated during
    the development stage                              5,304
                                                 ___________
        Total Stockholders' Equity                   254,059
                                                 ___________
                                                    $254,490
                                                 ___________













   The accompanying notes are an integral part of these unaudited financial statements.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                      UNAUDITED STATEMENTS OF OPERATIONS
             [Unaudited - See Accountant's Disclaimer of Opinion]


                                                       From Inception
                                         For the Three  on May 21,
                                          Months Ended  1985 Through
                                           March 31,     March 31,
                                              1999          1999
                                         ____________   ___________
REVENUE:
  Interest, dividends, and capital gain
    distributions                         $     2,817   $   123,817
  Gain from sale of available-for-sale
    securities                                 10,138        19,334
                                         ____________   ___________
      Total Revenues                           12,955       143,151
                                         ____________   ___________

EXPENSES:
  General and administrative                   14,025        69,275
  Loss on sale or abandonment of
    available-for-sale securities                   -        61,763
  Amortization                                      -           500
                                         ____________   ___________
      Total Expenses                           14,025       131,538
                                         ____________   ___________

INCOME (LOSS) BEFORE INCOME TAXES              (1,070)       11,613

CURRENT TAX EXPENSE                                 -         6,309

DEFERRED TAX EXPENSE                                -             -
                                         ____________   ___________

NET INCOME (LOSS)                         $    (1,070)   $    5,304
                                         ____________   ___________

INCOME (LOSS) PER COMMON SHARE            $      (.00)   $      .00
                                         ____________   ___________











   The accompanying notes are an integral part of these unaudited financial statements.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

              UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
             [Unaudited - See Accountant's Disclaimer of Opinion]


                                                     From Inception
                                      For the Three   on May 21,
                                       Months Ended   1985 Through
                                        March 31,      March 31,
                                           1999           1999
                                      _____________  ______________


NET INCOME (LOSS)                        $  (1,070)    $   5,304

OTHER COMPREHENSIVE
  INCOME:

  Reclassification adjustment
    for realized gains on
    available-for-sale
    securities which were
    recognized in prior periods
    as unrealized holding gains
    on securities available for
    sale                                   (10,138)            -
                                      _____________  ______________
COMPREHENSIVE INCOME (LOSS)              $ (11,208)    $   5,304
                                      _____________  ______________




























   The accompanying notes are an integral part of these unaudited financial statements.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                  UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON MAY 21, 1985

                           THROUGH DECEMBER 31, 1998

             [Unaudited - See Accountant's Disclaimer of Opinion]

                                                    Earning
                                                   (Deficit)     Unrealized
                                                  Accumulated      Gain on
                        Common Stock   Capital in  During the   Available-for-
                     _________________ Excess of   Development Sale Securities,
                        Shares  Amount Par Value     Stage       Net of Tax
 						                    Effect
                     _________ _______ __________ ____________ _______________
BALANCE, May 21, 1985        - $     - $       -    $       -   $        -

Issuance of 300,000
  shares common stock
  for cash,May 1985
  at $.04 per share    300,000     300    11,700            -            -

Net income for the
  period ended
  December 31, 1985          -       -         -          341            -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1985    300,000     300    11,700          341            -

Issuance of 1,450,000
  shares common stock
  for cash, July 1986
  at $.10 per share,
  net of stock
  offering costs     1,450,000   1,450   130,305            -            -

Net income for the
  period ended
  December 31, 1986          -       -         -        3,243            -
                     _________ _______ __________ _____________ _______________
BALANCE,
  December 31, 1986  1,750,000   1,750   142,005        3,584            -

Net loss for the
  period ended
  December 31, 1987          -       -         -       (3,555)           -
                     _________ _______ __________ _____________ _______________
BALANCE,
  December 31, 1987  1,750,000   1,750   142,005           29            -

Net income for the
  period ended
  December 31, 1988          -       -         -        5,965            -
                     _________ _______ __________ _____________ _______________
BALANCE,
  December 31, 1988  1,750,000   1,750   142,005        5,994            -

Net income for the
  period ended
  December 31, 1989          -       -         -        8,787            -
                     _________ _______ __________ ____________ ________________
BALANCE,
  December 31, 1989  1,750,000   1,750   142,005       14,781            -

Net loss for the
  period ended
  December 31, 1990          -       -         -      (23,653)           -
                     _________ _______ __________ ____________ ________________


                                  [Continued]

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                  UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON MAY 21, 1985

                           THROUGH DECEMBER 31, 1998

             [Unaudited - See Accountant's Disclaimer of Opinion]

                                  [Continued]




                                                    Earning
                                                   (Deficit)    Unrealized
                                                  Accumulated     Gain on
                        Common Stock   Capital in  During the  Available-for-
                     _________________ Excess of   Development Sale Securities,
                        Shares  Amount Par Value     Stage       Net of Tax
						                    Effect
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1990  1,750,000 $ 1,750 $  142,005   $  (8,872)  $        -

Net income for the
  period ended
  December 31, 1991          -       -          -       4,298            -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1991  1,750,000   1,750    142,005      (4,574)           -

Net loss for the
  period ended
  December 31, 1992          -       -          -     (11,362)           -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1992  1,750,000   1,750    142,005     (15,936)           -

Net loss for the
  period ended
  December 31, 1993          -       -          -      (1,172)           -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1993  1,750,000   1,750    142,005     (17,108)           -

Net loss for the
  period ended
  December 31, 1994          -       -          -     (13,921)           -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1994  1,750,000   1,750    142,005     (31,029)           -

Net income for the
  period ended
  December 31, 1995          -       -          -       7,218            -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1995  1,750,000   1,750    142,005     (23,811)           -

Appreciation (decline)
  in available-for-sale
  securities, net of
  income tax effect          -       -          -           -        7,401

Net income for the
  period ended
  December 31, 1996          -       -          -       7,589            -
                     _________ _______ __________ ____________ _______________








                                  [Continued]

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                  UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON MAY 21, 1985

                           THROUGH DECEMBER 31, 1998

             [Unaudited - See Accountant's Disclaimer of Opinion]

                                  [Continued]



                                                    Earning
                                                   (Deficit)    Unrealized
                                                  Accumulated     Gain on
                        Common Stock   Capital in  During the  Available-for-
                     _________________ Excess of   Development Sale Securities,
                        Shares  Amount Par Value     Stage       Net of Tax
						                   Effect
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1996  1,750,000 $ 1,750 $  142,005   $ (16,222)  $    7,401

Appreciation (decline)
  in available-for-sale
  securities, net of
  income tax effect          -       -          -           -       14,362

Net income for the
  period ended
  December 31, 1997          -       -          -       7,366            -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1997  1,750,000   1,750    142,005      (8,856)      21,763

Appreciation (decline)
  in available-for-sale
  securities, net of
  income tax effect          -       -          -           -       (4,321)

Net income for the
  period ended
  December 31, 1998          -       -          -      15,230            -
                     _________ _______ __________ ____________ _______________
BALANCE,
  December 31, 1998  1,750,000   1,750    142,005       6,374       17,442

Sale of available-
  for-sale
  securities                 -       -          -           -      (17,442)

Issuance of 2,625,000
  shares common stock
  for cash, March,
  1999 at $.04 per
  share              2,625,000   2,625    102,375           -            -

Net loss for the
  period ended
  March 31, 1999             -       -          -      (1,070)           -
                    __________ _______ __________ ____________ _______________
BALANCE,
  March 31, 1999     4,375,000 $ 4,375 $  244,380   $   5,304   $        -
                    __________ _______ __________ ____________ ______________









  The accompanying notes are an integral part of these financial statements.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                      UNAUDITED STATEMENTS OF CASH FLOWS
             [Unaudited - See Accountant's Disclaimer of Opinion]

                                                           From Inception
                                            For the Three    on May 21,
                                            Months Ended    1985 Through
                                               March 31,      March 31,
                                                  1999          1999
                                            _____________  ______________
Cash Flows From Operating Activities:
  Net income (loss)                          $  (1,070)      $   5,304
  Adjustments to reconcile net income
    (loss)  to net cash used by operating
    activities:
     Amortization expense                            -             500
     Net realized (gain) loss on
       disposition of securities               (10,138)         42,429
     Changes in assets and liabilities:
       (Decrease) increase in accounts
         payable                                  (169)            431
       (Decrease) increase in income
         tax payable                            (1,623)              -
                                            _____________  ______________
        Net Cash Provided (Used) by
          Operating Activities                 (13,000)         48,664
                                            _____________  ______________
Cash Flows From Investing Activities:
  Payment of organization costs                      -            (500)
  Proceeds from sale of securities             132,637         259,032
  Purchase of securites                              -        (301,461)
                                            _____________  ______________
        Net Cash Provided (Used) by
          Investing Activities                 132,637         (42,929)
                                            _____________  ______________
Cash Flows From Financing Activities:
  Proceeds from common stock issuance          105,000         262,000
  Payments for stock offering costs                  -         (13,245)
                                            _____________  ______________
        Net Cash Provided by Financing
          Activities                           105,000         248,755
                                            _____________  ______________
Net Increase (Decrease) in Cash                224,637         254,490

Cash at Beginning of Period                     29,853               -
                                            _____________  ______________
Cash at End of Period                        $ 254,490       $ 254,490
                                            _____________  ______________
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                                 $       -       $       -
    Income taxes                             $   1,623       $   6,309

Supplemental Schedule of Noncash Investing and Financing Activities:
  For the three months ended March 31, 1999:
     Unrealized gains on available-for-sale securities in the amount of $21,801 were reversed due to the sale of the underlying securities.



   The accompanying notes are an integral part of these unaudited financial statements.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was organized under the laws of the State of Utah on May 21, 1985. The Company is seeking potential business opportunities for acquisition or participation. The Company has not yet generated significant revenues from its planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1999 and for all the periods presented have been made.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk - At March 31, 1999 the Company maintained its cash balances primarily at one bank. The Company's cash balances are insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

  Investments - Investments in available-for-sale securities are carried at fair value. Unrealized gains and losses, net of the deferred tax effects, are included as a separate element of stockholders' equity. Realized gains and losses are based on the difference between sales price and actual cost of the securities and are included in earnings.

  Income (Loss) Per Share - The computation of income (loss) per share is based on the weighted average number of shares outstanding during the period presented in accordance with statement of Financial Standard No. 128, "Earnings Per Share" [See Note 6].

  Comprehensive Income - The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", during 1999.

  Recently Enacted Accounting Standards - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 134, "Accounting for Mortgage-Backed Securities." were recently issued. SFAS No. 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 2 - AVAILABLE-FOR-SALE SECURITIES

  The Company had previously invested in mutual fund shares which were accounted for as investments available-for-sale. At December 31, 1998, these shares had unrealized gains of $21,801 (with an estimated tax effect of $4,359). During the three months ended March 31, 1999 the Company sold all of its holdings and realized a gain of $10,138 from the proceeds of $132,637.

NOTE 3 - COMMON STOCK

  During March, 1999, the Company issued 2,625,000 shares of common stock for cash proceeds of $105,000 ($.04 per share) to an individual and six other investors. The issuance of common stock resulted in a change of control of the Company [See Note 4].

  During  1985, the Company completed a public offering of 1,450,000  shares  of
  common  stock  for  gross proceeds of $145,000, or $.10 per  share.   Offering
  costs of $13,245 were offset against the proceeds of the offering.

  In connection with its organization, the Company issued 300,000 shares of common stock to its original officers and directors and their associates for total proceeds of $12,000, or $.04 per share

NOTE 4 - CHANGE IN CONTROL

  During March, 1999, an individual and six other investors purchased 2,625,000 shares of common stock of the Company [See Note 3] giving them a 60% control-ling interest in the company. The former officers and directors resigned and the individual was elected as the new president and member of the board of directors.

NOTE 5 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At March 31, 1999, the Company has estimated available unused operating loss carryforwards of approximately $1,000, which may be applied against future taxable income and which expire in to 2014. The amount of the net operating loss carryforward which can be utilized by the Company will be subject to annual limitations due to the substantial change in ownership which has occurred in the Company.

  The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $340 as of March 31, 1999, with an offsetting valuation allowance at March 31, 1999 of the same amount. The change in the valuation allowance for 1999 is approximately $340.

                          CONCEPT CAPITAL CORPORATION
                         [A Development Stage Company]

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 6 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing income (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the three months ended March 31, 1999, and from inception on May 21, 1985 through March 31, 1999:

                                                 From Inception
                                   For the Three    on May 21,
                                   Months Ended   1985 Through
                                     March 31,      March 31,
                                       1999           1999
                                    ___________    ___________
    Income (loss) from continuing
      operations applicable to
      common stock                  $   (1,070)    $    5,304
                                    ___________    ___________
    Weighted average number of
      common shares outstanding
      used in earnings per share
      during the period              2,595,833      1,642,725
                                    ___________    ___________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 7 - RELATED PARTY TRANSACTIONS

  Management Compensation - The Company has not paid any compensation to its officers and directors during the three months ended March 31, 1999.

  Rent  -  The  Company  shares  office  space  with  entities  related  to   an
  officer/shareholder of the Company. Beginning in April 1999, the Company has agreed to pay $180 rent per month for its share of the office space plus its portion of office expenses, expected to be approximately $50 TO $70 per month.

                       CONCEPT CAPITAL CORPORATION
                             (A CORPORATION
                        IN THE DEVELOPMENT STAGE)


                         FINANCIAL STATEMENTS AND
                          REPORT OF INDEPENDENT
                       CERTIFIED PUBLIC ACCOUNTANTS

                        DECEMBER 31, 1998 AND 1997

                             C O N T E N T S


                                                                    Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    1


FINANCIAL STATEMENTS

 BALANCE SHEETS                                                       2

 STATEMENTS OF EARNINGS                                               3

 STATEMENT OF STOCKHOLDERS' EQUITY                                    4

 STATEMENTS OF CASH FLOWS                                             6

 NOTES TO FINANCIAL STATEMENTS                                        8

            Report of Independent Certified Public Accountants



Board of Directors
Concept Capital Corporation


We have audited the accompanying balance sheets of Concept Capital Corporation (a corporation in the development stage) as of December 31, 1998 and 1997, and the related statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concept Capital Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Foote, Passey, Griffin and Company


Salt Lake City, Utah
January 25, 1999

                           FINANCIAL STATEMENTS

                        Concept Capital Corporation
                  (A Corporation in the Development Stage)

                               BALANCE SHEETS

                                December 31,


                                   ASSETS

                                                     1998          1997
                                                ___________   ___________

CURRENT ASSETS
 Cash and cash equivalents                      $    29,853   $    36,932
 Available-for-sale securities,
     at fair value                                  144,300       125,528
                                                ___________   ___________
         Total current assets                   $   174,153   $   162,460
                                                ___________   ___________





                    LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
 Accounts payable                               $       600   $       600
 Income taxes payable                                 1,623           100
 Deferred income taxes                                4,359         5,098
                                                ___________   ___________
         Total current liabilities                    6,582         5,798
                                                ___________   ___________
STOCKHOLDERS' EQUITY
 Common stock - authorized,
     50,000,000 shares of $.001
     par value; issued and
     outstanding, 1,750,000 shares                    1,750         1,750
 Capital in excess of par value                     142,005       142,005
 Earnings (deficit) accumulated
     during the development stage                     6,374        (8,856)
 Unrealized gain on available-for-
     sale securities, net of tax effect              17,442        21,763
                                                ___________   ___________
                                                    167,571       156,662
                                                ___________   ___________
                                                $   174,153   $   162,460
                                                ___________   ___________


      The accompanying notes are an integral part of these statements.

                          Concept Capital Corporation
                   (A Corporation in the Development Stage)

                            STATEMENTS OF EARNINGS


                                                                   Cumulative
                                         Year ended December 31,      from
                                           1998         1997        inception
                                       ____________ ____________   __________
 Revenue
 Interest, dividends and
     capital gain distributions         $  21,073    $  10,457     $ 121,000
 Gain on sale of available-
     for-sale securities                        -        1,301         9,196
                                       ____________ ____________   __________
                                           21,073       11,758       130,196
                                       ____________ ____________   __________

Expenses
  Administrative                            4,220        4,292        55,250
  Loss on sale or abandonment
     of available-for-sale
     securities                                 -            -        61,763
 Amortization                                   -            -           500
                                       ____________ ____________   __________
                                            4,220        4,292       117,513
                                       ____________ ____________   __________
         Income before provision
           for income taxes                16,853        7,466        12,683

 Provision for income
  taxes                                     1,623          100         6,309
                                       ____________ ____________   __________
         NET EARNINGS                   $  15,230    $   7,366     $   6,374

                                       ____________ ____________   __________
BASIC AND DILUTED EARNINGS
 PER SHARE                              $    .009    $    .005     $    .004
                                       ____________ ____________   __________












       The accompanying notes are an integral part of these statements.

                          Concept Capital Corporation
                   (A Corporation in the Development Stage)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                          Unrealized
                                               Earnings     gain on
                                               (deficit)   available-
                                   Capital    accumulated   for-sale
                                  in excess   during the   securities,
                         Common    of par    development   net of tax
                          stock     value        stage      effect     Total
                       ________  __________  ____________ ___________ _________
May 21, 1985, issued
 300,000 shares of
 common stock at
 $.04 per share        $   300   $ 11,700      $      -    $     -   $  12,000

Net earnings                 -          -           341          -         341
                       ________  __________  ____________ ___________ _________
Balance at
 December 31, 1985         300     11,700           341          -      12,341

July 22, 1986, issued
 1,450,000 shares
 of common stock at
 $.10 per share          1,450    143,550             -          -     145,000

Stock issuance costs         -    (13,245)            -          -     (13,245)

Net earnings                 -          -         3,243          -       3,243
                       ________  __________  ____________ ___________ _________
 Balance at
 December 31, 1986       1,750    142,005         3,584          -     147,339

Net loss                     -          -        (3,555)         -      (3,555)

Balance at
 December 31, 1987       1,750    142,005            29          -     143,784

Net earnings                 -          -         5,965          -       5,965
                       ________  __________  ____________ ___________ _________
Balance at
 December 31, 1988       1,750    142,005         5,994          -     149,749

Net earnings                 -          -         8,787          -       8,787
                       ________  _________  ____________ ___________ _________
Balance at
 December 31, 1989       1,750    142,005        14,781          -     158,536

Net loss                     -          -       (23,653)         -     (23,653)
                       ________  _________  ____________ ___________ _________
Balance at
 December 31, 1990       1,750    142,005        (8,872)         -     134,883

Net earnings                 -          -         4,298          -       4,298
                       ________  _________  ____________ ___________ _________
Balance at
 December 31, 1991       1,750    142,005        (4,574)         -     139,181

Net loss                     -          -       (11,362)         -     (11,362)
                       ________  _________  ____________ ___________ _________
Balance at
 December 31, 1992       1,750    142,005       (15,936)         -     127,819





                                  (Continued)

                          Concept Capital Corporation
                   (A Corporation in the Development Stage)

                 STATEMENT OF STOCKHOLDERS' EQUITY - CONTINUED

                                                          Unrealized
                                               Earnings     gain on
                                               (deficit)   available-
                                   Capital    accumulated   for-sale
                                  in excess   during the   securities,
                         Common    of par    development   net of tax
                          stock     value        stage      effect     Total
                        ________  _________  ____________ ___________ _________

Net loss                     -          -        (1,172)         -      (1,172)
                        ________  _________  ____________ ___________ _________
Balance at
 December 31, 1993       1,750    142,005       (17,108)         -     126,647

Net loss                     -          -       (13,921)         -     (13,921)
                        ________  _________  ____________ ___________ _________
Balance at
 December 31, 1994       1,750    142,005       (31,029)         -     112,726

Net earnings                 -          -         7,218          -       7,218
                        ________  _________  ____________ ___________ _________
Balance at
 December 31, 1995       1,750    142,005       (23,811)         -     119,944

Appreciation on
 available-for-
 sale securities,
 net of income
 tax effect                  -          -             -      7,401       7,401


Net earnings                 -          -         7,589          -       7,589
                        ________  _________  ____________ ___________ _________
Balance at
 December 31, 1996       1,750    142,005       (16,222)     7,401     134,934

Appreciation on
 available-for-
 sale securities,
 net of income
 tax effect                  -          -            -      14,362      14,362

Net earnings                 -          -        7,366           -       7,366
                        ________  _________  ____________ ___________ _________

Balance at
 December 31, 1997       1,750    142,005       (8,856)     21,763     156,662

Decline in available-
 for-sale
 securities,
 net of income
 tax effect                  -          -            -     (4,321)     (4,321)

Net earnings                 -          -       15,230          -      15,230
                        ________  _________  ____________ ___________ _________

Balance at
 December 31, 1998     $ 1,750  $ 142,005    $   6,374   $ 17,442   $ 167,571
                        ________  _________  ____________ ___________ _________


        The accompanying notes are an integral part of this statement.

                           Concept Capital Corporation
                    (A Corporation in the Development Stage)

                            STATEMENTS OF CASH FLOWS

                                                                    Cumulative
                                           Year ended December 31,      from
                                               1998        1997      inception
                                           __________ ____________  __________
Increase (Decrease) in Cash and
  Cash Equivalents

Cash flows from operating activities
  Net earnings                             $   15,230   $  7,366      $ 6,374
  Adjustments to reconcile net
     earnings to net cash provided
     by operating activities:
       Amortization                                 -          -          500
       Net realized (gain) loss
         on disposition of
         securities, net                            -     (1,301)      52,567
       Change in assets and liabilities
         Receivables                                -        812            -
         Organization costs                         -          -         (500)
         Accounts payable                           -       (100)         600
         Income taxes payable                   1,523       (337)       1,623
                                            __________ ___________  __________
             Net cash provided by
               operating activities            16,753      6,440       61,164
                                            __________ ___________  __________
Cash flows from investing activities
  Proceeds from sale of securities                  -     20,882      126,395
  Purchase of securities                      (23,832)   (19,581)    (301,461)
                                            __________ ___________  __________
             Net cash provided by
               (used in) investing
               activities                     (23,832)     1,301     (175,066)
                                            __________ ___________  __________
Cash flows from financing activities
  Proceeds from the issuance of
     common stock                                   -          -      157,000
  Costs incurred for the
     issuance of common stock                       -          -      (13,245)
                                            __________ ___________  __________
             Net cash provided by
               financing activities                 -          -      143,755
                                            __________ ___________  __________





                                   (Continued)

                           Concept Capital Corporation
                    (A Corporation in the Development Stage)

                      STATEMENTS OF CASH FLOWS - CONTINUED



                                                                    Cumulative
                                           Year ended December 31,      from
                                               1998        1997      inception
                                           __________ ___________  ___________
Net increase (decrease) in cash
  and cash equivalents                     $   (7,079)  $  7,741      $29,853

Cash and cash equivalents
  at beginning of period                       36,932     29,191            -
                                           __________ ___________  ___________
Cash and cash equivalents
  at end of period                         $   29,853   $ 36,932      $29,853
                                           __________ ___________  ___________


Cash paid during the year for:

  Interest                                 $        -   $      -
  Income taxes                             $      100   $    437

Non-cash transaction:

    During 1997, the Company recorded unrealized gains on available-for-sale securities of $18,278 for which deferred taxes of $3,916 were recognized as a reduction in the unrealized gains.

    During 1998, the Company recorded unrealized losses on available-for-sale securities of $5,060 for which deferred taxes of $739 were recognized as a reduction in the unrealized gains.















        The accompanying notes are an integral part of these statements.

                        Concept Capital Corporation
                  (A Corporation in the Development Stage)

                       NOTES TO FINANCIAL STATEMENTS

                         December 31, 1998 and 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES

  A summary of accounting policies consistently applied in the preparation of the accompanying financial statements follows.

 1.       Business activity

  Concept Capital Corporation (the Company) was incorporated in the State of Utah on May 21, 1985. The Company's primary operating strategy is to investigate, evaluate and acquire an interest in a business opportunity, and to provide management consulting and advisory services.

 2.       Stock issuance costs

  Legal, accounting and other costs of stock offerings are capitalized and charged to capital in excess of par value when the stock is issued.

 3.       Investments

  Investments in available-for-sale securities are carried at the fair value. Unrealized gains and losses, net of the deferred tax effects, are included as a separate element of stockholders' equity. Realized gains or losses are based on the difference between sales price and actual cost of the securities and are included in earnings.

 4.       Income taxes

  The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes. The tax effects of these differences, if any, are recorded as deferred income taxes.

 5.       Earnings per share

  Earnings per share is based on the weighted average number of shares of common stock outstanding in each period. There are no stock options or other arrangements that would cause a dilutive effect on earnings per share.




                                (Continued)

 6.       Cash equivalents

  Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

 7.       Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
 Actual results could differ from these estimates.


NOTE B - AVAILABLE-FOR-SALE SECURITIES

  The Company has acquired mutual fund shares for investment purposes. These shares had unrealized gains of $21,801 at December 31, 1998, and $26,861 at December 31, 1997.


NOTE C - INCOME TAXES

  The Company's provision for income taxes consists of the following:

                                    1998             1997
                                  ______          _______
          Current
            Federal               $  780          $     -
            State                    843              100
                                  _______         _______
                                  $1,623          $   100

  Deferred taxes payable were $4,359 at December 31, 1998 and $5,098 at December 31, 1997. They consist of deferred taxes resulting from unrealized gains on available-for-sale securities.


  The effective tax rate differs from the U.S. Federal statutory rate due to progressive statutory rates and the use of the 70% corporate exclu sion on certain dividends received.


NOTE D - CONCENTRATIONS OF CREDIT RISK

  The Company invests in cash equivalents and available-for-sale securities with a national broker-dealer firm. The balances are insured by the Securities Investor Protection Corporation up to a maximum of $500,000 including up to $100,000 on cash balances.